UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 10, 2007

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gravity Enters into License and Distribution Agreements for Ragnarok Online 2
in China, Taiwan, Macau and Hong Kong

SEOUL, South Korea, January 10, 2007 - Gravity, Co., Ltd. (Nasdaq: GRVY, the
“Company”), an online game developer and publisher, announced that it has entered into license and distribution agreements for Ragnarok Online 2(or RO2)
in China, Taiwan, Macau and Hong Kong.

The agreement for China has recently been entered into with a subsidiary of
The9 Limited in China, which is effective for four years from the commercial service date. The agreement for the licensing of RO2 for Taiwan, Macau and
Hong Kong was entered into on November 13, 2006 with Gamania Digital
Entertainment Co, Ltd., and the term of the agreement is for three years from the commercial service date of the game.

As a result of these agreements, the company is expected to earn in the aggregate, a minimum of US$ 31.5 million for the term of the contracts
(through license fees and the minimum guaranteed payments) in the various territories covered and there is a potential for more fees depending on the market acceptance and success of RO2 in these markets.

Mr. Il Young Ryu, Chairman and Chief Executive Officer of Gravity, said, “We have successfully carried out the first closed beta test of RO2 recently and we are hopeful that RO2 will contribute to both the top and the bottom line growth of the Company in 2007. Also, these agreements are important in that our game continues to expand and penetrate the Chinese market, which we believe is one of the most promising online game markets in the world. We will continue to do our best to achieve the most positive result from publishing of our games in China, Taiwan, Macau and Hong Kong with our partners, leading publishers of online games in the territories.”

About GRAVITY Co., Ltd.
Based in Korea, Gravity is a developer and distributor of online games.
Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 21 markets. For more information about Gravity, please visit
http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the
“safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act
of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,”
“estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to collect, and in a timely manner, license fees and royalty payments from overseas licensees; our ability to acquire, develop, license, launch, market or operate commercially successful online games; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the
United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual report on Form
20-F, together with such other documents and we may submit to or file with the
SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

# # #

Contact:
Mr. Tae Sung Hwang
Chief Financial Officer
Gravity Co., Ltd.
Tel: +82 (0)2 2019 6141
Email: thwang@gravity.co.kr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 1/10/2007	By:	/s/ Tae Sung Hwang
	Name:	Tae Sung Hwang
	Title:	Chief Financial Officer